SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Anaplan, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

03272L108
(CUSIP Number)

Keith Meister

Patrick J. Dooley, Esq.

Corvex Management LP

667 Madison Avenue

New York, NY 10065

(212) 474-6700

Richard D. Holahan, Jr.

JS Capital Management LLC

888 Seventh Avenue, 40th Floor

New York, NY 10106

(212) 655-7188

with a copy to:

Eleazer Klein, Esq.

Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 7, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Page 1 of 12 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 03272L108	13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON CORVEX MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Item 5 below)	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,923,396 (including 1,094,279 Shares that may be acquired upon physical settlement of Swaps (as defined and further disclosed in Item 6 below))
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,923,396 (including 1,094,279 Shares that may be acquired upon physical settlement of Swaps (as defined and further disclosed in Item 6 below))
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,923,396 (including 1,094,279 Shares that may be acquired upon physical settlement of Swaps (as defined and further disclosed in Item 6 below))
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 03272L108	13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON KEITH MEISTER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Item 5 below)	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,923,396 (including 1,094,279 Shares that may be acquired upon physical settlement of Swaps (as defined and further disclosed in Item 6 below))
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,923,396 (including 1,094,279 Shares that may be acquired upon physical settlement of Swaps (as defined and further disclosed in Item 6 below))
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,923,396 (including 1,094,279 Shares that may be acquired upon physical settlement of Swaps (as defined and further disclosed in Item 6 below))
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 03272L108	13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON JS CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Item 5 below)	(a) ☑ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,552,347 (including 704,687 Shares that may be acquired upon physical settlement of Swaps (as defined and further disclosed in Item 6 below))
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,552,347 (including 704,687 Shares that may be acquired upon physical settlement of Swaps (as defined and further disclosed in Item 6 below))
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,552,347 (including 704,687 Shares that may be acquired upon physical settlement of Swaps (as defined and further disclosed in Item 6 below))
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO (limited liability company)

CUSIP No. 03272L108	13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON JONATHAN SOROS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Item 5 below)	(a) ☑ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,552,347 (including 704,687 Shares that may be acquired upon physical settlement of Swaps (as defined and further disclosed in Item 6 below))
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,552,347 (including 704,687 Shares that may be acquired upon physical settlement of Swaps (as defined and further disclosed in Item 6 below))
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,552,347 (including 704,687 Shares that may be acquired upon physical settlement of Swaps (as defined and further disclosed in Item 6 below))
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 03272L108	13D	Page 6 of 12 Pages

Item 1.	SECURITY AND ISSUER.

This statement on Schedule 13D relates to the shares of common stock, $0.0001 par value per share (the “Shares”), of Anaplan, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 50 Hawthorne Street, San Francisco, CA 94105.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement on Schedule 13D is filed by (i) Corvex Management LP, a Delaware limited partnership (“Corvex”), (ii) Keith Meister, a citizen of the United States of America (“Mr. Meister,” together with Corvex, the “Corvex Persons”), (iii) JS Capital Management LLC, a Delaware limited liability company (“JSCM”), and (iv) Jonathan Soros, a citizen of the United States of America (“Mr. Soros,” together with JSCM, the “JS Capital Persons,” the JS Capital Persons together with the Corvex Persons, the “Reporting Persons”). Corvex is the investment adviser to various private investment funds and accounts, including Corvex Master Fund LP and Corvex Select Equity Master Fund LP (“Corvex Select Equity Master Fund”) (collectively, the “Corvex Funds and Accounts”), each a Cayman Islands limited partnership, the general partner of each of which is controlled by Mr. Meister. The general partner of Corvex is controlled by Mr. Meister. JSCM is the managing member of JS Capital LLC, a Delaware limited liability company (“JS Capital”). The managing member of JSCM is Mr. Soros. Corvex also serves as an investment adviser to JS Capital with respect to a portion of the Shares held by JS Capital, and to the extent Corvex manages an investment for JS Capital in such capacity, JS Capital shall be considered a Corvex Fund and Account.

(b) The principal business address of each of Corvex and Mr. Meister is 667 Madison Avenue, New York, NY 10065. The principal business address of each of JSCM and Mr. Soros is 888 Seventh Avenue, 40th Floor, New York, NY 10106.

(c) The principal business of Corvex is serving as the investment adviser to private investment funds, whose principal business is investing in securities. Mr. Meister’s principal occupation is serving as the Managing Partner of Corvex. The principal business of JSCM is serving as the managing member of JS Capital. Mr. Soros’s principal occupation is serving as the sole managing member of JSCM.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Corvex is a limited partnership organized in Delaware. JSCM is a limited liability company organized in Delaware. Each of Mr. Meister and Mr. Soros is a citizen of the United States of America.

CUSIP No. 03272L108	13D	Page 7 of 12 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 3,923,396 Shares (including 1,094,279 Shares that may be acquired upon physical settlement of Swaps (as defined and further disclosed in Item 6 below)) reported herein by the Corvex Persons were acquired using the working capital of the Corvex Funds and Accounts at an aggregate purchase price of approximately $170,947,743, including brokerage commissions. The above figures include Shares and Swaps held for the account of JS Capital for which Corvex has voting and investment power pursuant to its position as investment adviser to JS Capital. Purchases of securities may be effected through margin accounts maintained for the Corvex Funds and Accounts with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Such positions may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts.

The 1,552,347 Shares (including 704,687 Shares that may be acquired upon physical settlement of Swaps (as defined and further disclosed in Item 6 below)) reported herein by the JS Capital Persons were acquired using the working capital of JS Capital at an aggregate purchase price of approximately $75,208,850, including brokerage commissions. The JS Capital Persons may effect purchases of securities through margin accounts maintained for JS Capital with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Such positions may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Shares reported by them herein because they believe the Shares are undervalued and represent an attractive investment opportunity.

Commencing on or about December 16, 2021, representatives of Corvex engaged in discussions and communications with management of the Issuer, including multiple conversations with Mr. Frank Calderoni, the Issuer’s Chief Executive Officer and Chairman of the Issuer’s board of directors (the “Board”), and the Issuer’s Lead Independent Director in which Corvex communicated its perspectives on the business and operations of the Issuer.

On February 22, 2022, Corvex Select Equity Master Fund delivered a notice to the Issuer of its intent to nominate Mr. Meister for election as a director of the Issuer (the “Notice”) at the Issuer’s 2022 annual meeting of stockholders (including any adjournment, postponement, rescheduling, or continuation thereof or any special meeting held in lieu thereof, the “Annual Meeting”).

CUSIP No. 03272L108	13D	Page 8 of 12 Pages

On March 7, 2022, Mr. Meister and Scott Ferguson, the managing partner of Sachem Head Capital Management LP (“Sachem Head”), orally agreed to coordinate and cooperate in certain of their activities with regard to the Issuer. Thereafter, on March 7, 2022, Mr. Meister held a telephone call with the Issuer’s Chief Executive Officer regarding, among other things, the Issuer’s business and the composition of the Board. During the conversation, Mr. Meister informed the Issuer’s Chief Executive Officer that Corvex and Sachem Head had, as of that day, agreed to coordinate their activities with respect to the Issuer and as a result had formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act. In that call, the parties discussed the fact that Corvex had in its Notice nominated one individual, Mr. Meister, and, separately, an affiliate of  Sachem Head had nominated three individuals for election at the Annual Meeting, at which three directors are to be elected.

For information on Sachem Head and its investment in the Issuer, please refer to the Schedule 13D filed by Sachem Head and certain of its affiliates. The Reporting Persons shall not be responsible for the completeness or accuracy of the information contained in the Schedule 13D filed by Sachem Head and certain of its affiliates.

On March 15, 2022, Corvex and Sachem Head entered into an Advocacy Agreement (the “Advocacy Agreement”) which sets forth certain agreements between Corvex and Sachem Head with respect to their intention to coordinate their activities with respect to the Issuer as set forth in the Advocacy Agreement. The foregoing description of the Advocacy Agreement is not complete and is qualified in its entirety by reference to the full text of the Advocacy Agreement, which is attached hereto as Exhibit B and is incorporated by reference herein.

The Corvex Persons have communicated and intend to continue to communicate with the Issuer’s management and Board about, and may enter into negotiations and agreements with them regarding, among other things, the Issuer’s operations, management, organizational documents, Board composition, ownership, capital or corporate structure, sale transactions, dividend policy, strategy and plans, including any transactions involving the Issuer or certain of the Issuer’s businesses or assets, including transactions in which the Corvex Persons may seek to participate and potentially engage in, and have communicated with and intend to continue to communicate with other stockholders or third parties, including potential targets, acquirers, service providers and financing sources, regarding the Issuer and the foregoing and a broad range of operational and strategic matters, and the exploration and/or development of plans and/or proposals (whether preliminary or final) with respect to the foregoing. The Corvex Persons have and may continue to exchange information with any such persons, including pursuant to appropriate confidentiality or similar agreements. The Corvex Persons may change their intentions with respect to any and all matters referred to in this Item 4. In addition, and in recognition of the fact that there are only three directors to be elected at the Annual Meeting, the Corvex Persons may consider (but, as of the date hereof, have made no determination with respect to) withdrawing the Notice to the extent that Sachem Head  proceeds with seeking to elect its three nominees for election to the Board and the Issuer has not otherwise sought to invalidate or challenge such activities undertaken by Sachem Head. The Corvex Persons may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

CUSIP No. 03272L108	13D	Page 9 of 12 Pages

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including, without limitation, the Issuer’s financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Shares without affecting their beneficial ownership of the Shares. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 147,661,622 Shares outstanding as of November 26, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2021 filed with the Securities and Exchange Commission (the “SEC”) on December 2, 2021.

As of the close of business on the date hereof, the Reporting Persons may be deemed to beneficially own 5,475,743 Shares (including 1,798,966 Shares that may be acquired upon physical settlement of Swaps (as defined and further disclosed in Item 6 below)), representing approximately 3.7% of the Shares outstanding.

As of the close of business on the date hereof, the Corvex Persons may be deemed to beneficially own 3,923,396 Shares (including 1,094,279 Shares that may be acquired upon physical settlement of Swaps (as defined and further disclosed in Item 6 below)), representing approximately 2.7% of the Shares outstanding.

As of the close of business on the date hereof, the JS Capital Persons may be deemed to beneficially own 1,552,347 Shares (including 704,687 Shares that may be acquired upon physical settlement of Swaps (as defined and further disclosed in Item 6 below)), representing approximately 1.1% of the Shares outstanding.

By virtue of the discussions between the JS Capital Persons and the Corvex Persons regarding the Issuer, the Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act. By virtue of their agreement to work together to engage with the Issuer, the Board, and the Issuer’s management and the Advocacy Agreement, the Corvex Persons and Sachem Head may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The JS Capital Persons and their affiliates and associates and Sachem Head and its affiliates and associates have had no discussions regarding, and have entered into no agreements, arrangements, or understandings to act together or in concert with respect to, the Issuer or its Board, management, or securities. The JS Capital Persons expressly disclaim the existence of any “group” within the meaning of Section 13(d)(3) of the Exchange Act between the JS Capital Persons and Sachem Head.

CUSIP No. 03272L108	13D	Page 10 of 12 Pages

Based on information and belief, (i) collectively, the Corvex Persons, the JS Capital Persons and Sachem Head may be deemed to beneficially own an aggregate of 12,792,643 Shares (including 2,832,205 Shares that may be acquired upon physical settlement of Swaps (as defined in Item 6 below)), which represents approximately 8.7% of the outstanding Shares and (ii) the Corvex Persons and Sachem Head may be deemed to beneficially own an aggregate of 11,240,296 Shares (including 2,127,518 Shares that may be acquired upon physical settlement of Swaps (as defined in Item 6 below)), which represents approximately 7.6% of the outstanding Shares. The Reporting Persons understand that Sachem Head will report its beneficial ownership of the Shares on a Schedule 13D with the SEC and reference is hereby made to such filing for information with respect to the beneficial ownership of Sachem Head and any changes thereto. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any Shares beneficially owned by Sachem Head or any of its affiliates for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

For the avoidance of doubt, each of the Corvex Persons expressly disclaims beneficial ownership of the Shares beneficially owned by each of the JS Capital Persons and Sachem Head. Each of the JS Capital Persons expressly disclaims beneficial ownership of the Shares beneficially owned by each of the Corvex Persons and Sachem Head.

(b) Corvex has sole voting and dispositive power over 3,923,396 Shares (including 1,094,279 Shares that may be acquired upon physical settlement of Swaps (as defined and further disclosed in Item 6 below)). By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares. JSCM has sole voting and dispositive power over 1,552,347 Shares (including 704,687 Shares that may be acquired upon physical settlement of Swaps (as defined and further disclosed in Item 6 below)), which power is exercised by Mr. Soros by virtue of his position as managing member of JSCM.

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Exhibit C hereto and is incorporated herein by reference. All of the transactions in Shares were effected in the open market through various brokerage entities.

(d) No person (other than the Reporting Persons, the Corvex Funds and Accounts, and JS Capital, as applicable) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

CUSIP No. 03272L108	13D	Page 11 of 12 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Certain Corvex Funds and Accounts have entered into total return swap transactions (“Swaps”), which may be settled in cash or, at the election of Corvex on behalf of the applicable Corvex Funds and Accounts, delivery of Shares, and which such Swaps reference 1,094,279 Shares (representing exposure to approximately 0.74% of the outstanding Shares), and expire on December 3, 2026. If settled in cash, the value to be received by the applicable Corvex Funds and Accounts is determined by the difference in the market price per Share as reflected in the Swap on the date that the Swap was entered into and the date that the Swap was terminated. The counterparties to the Swaps described in this paragraph are unaffiliated third party financial institutions.

JS Capital has entered into Swaps (separate from the Swaps entered into by the Corvex Funds and Accounts), which may be settled in cash or, at the election of JS Capital, delivery of Shares, and which such Swaps reference 704,687 Shares (representing exposure to approximately 0.48% of the outstanding Shares), and expire on January 10, 2025. If settled in cash, the value to be received by JS Capital is determined by the difference in the market price per Share as reflected in the Swap on the date that the Swap was entered into and the date that the Swap was terminated. The counterparties to the Swaps described in this paragraph are unaffiliated third party financial institutions.

The Corvex Persons’ response to Item 4 regarding the Advocacy Agreement is incorporated by reference into this Item 6.

Except as otherwise set forth herein, and the joint filing agreement and Advocacy Agreement attached hereto, respectively, as Exhibit A and Exhibit B, the Reporting Persons have no contracts, arrangements, understandings or relationships with any person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A: Joint Filing Agreement

Exhibit B: Advocacy Agreement

Exhibit C: Transactions in the Shares of the Issuer by the Corvex Persons and the JS Capital Persons effected in the past 60 days.

CUSIP No. 03272L108	13D	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 17, 2022

CORVEX MANAGEMENT LP

By:	/s/ Keith Meister
Keith Meister
Managing Partner

KEITH MEISTER

By:	/s/ Keith Meister
Keith Meister

JS CAPITAL MANAGEMENT LLC

By:	/s/ Richard D. Holahan, Jr.
Richard D. Holahan, Jr.
Vice President

JONATHAN SOROS

By:	/s/ Jonathan Soros
Jonathan Soros

EXHIBIT A

Joint Filing Agreement, dated March 17, 2022

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows that such information is inaccurate.

Dated: March 17, 2022

CORVEX MANAGEMENT LP

By:	/s/ Keith Meister
Keith Meister
Managing Partner

KEITH MEISTER

By:	/s/ Keith Meister
Keith Meister

JS CAPITAL MANAGEMENT LLC

By:	/s/ Richard D. Holahan, Jr.
Richard D. Holahan, Jr.
Vice President

JONATHAN SOROS

By:	/s/ Jonathan Soros
Jonathan Soros

EXHIBIT B

ADVOCACY AGREEMENT

 THIS ADVOCACY AGREEMENT, dated as of March 15, 2022 (the “Effective Date”), is by and between Sachem Head Capital Management LP (“Sachem Head”) and Corvex Management LP (“Corvex”) (each, a “Party” and, collectively, the “Parties”).

WHEREAS, on March 7, 2022, the Parties agreed to coordinate their efforts with respect to Anaplan, Inc. (the “Company”);

WHEREAS, the Parties, including their respective controlled affiliates and any investment funds, managed accounts or other investment vehicles managed or advised by the Parties (collectively, each Party’s “Covered Entities”), wish to memorialize their agreement to coordinate their efforts with respect to the Company and the Parties’ ownership of shares of the Company’s common stock or other interests in respect of such shares (including any derivative or swap interests) (“Company Securities”).

NOW, THEREFORE, in consideration of the covenants and agreements set forth in this agreement, and for other good and valuable consideration the receipt and sufficiency of which are acknowledged, and intending to be legally bound, the Parties agree as follows:

1.       Purchase and Sale of Securities. Except as set forth below, nothing contained in this agreement shall restrict the trading activities of either Party or its Covered Entities. In the event the Company adopts a shareholder rights plan, each Party and its Covered Entities shall use their reasonable best efforts not to directly or indirectly acquire ownership of additional Company Securities unless otherwise mutually agreed by the Parties.

2.       Coordinated Activities. From and after the Effective Date, the Parties intend to coordinate their activities with each other as relates to the Company and, in furtherance thereof, the Parties shall use their reasonable best efforts to consult with each other in connection with the following matters: (i) the manner, form, content and timing of any communications with the Company or any of its other stockholders, whether written or oral, including (a) the selection of nominees to serve as directors of the Company, (b) making, revising, or withdrawing any proposals to other stockholders of the Company or to the Company, and (c) the conduct of any proxy contest, consent solicitation or similar actions in respect of the Company; (ii) the manner, form, content and timing of any regulatory or public disclosures (including the filing of a Schedule 13D (or any amendment thereof)), public statements or other communications relating to the Company, the Company Securities, this agreement or the activities contemplated by this agreement (except that, if such disclosure, statement or communication is required by law, regulation or fund documentation applicable to a Party, such Party may make such required disclosure, statement or other communication without the agreement of the other Party, provided that such Party has delivered prior notice thereof to the other Party), (iii) any significant decisions in connection with the Company or the activities contemplated by this agreement, (iv) admission of any additional members to any group (within the meaning of Section 13 of the Securities Exchange Act of 1934, as amended) with respect to the Company Securities that includes either Party, whether formed by this agreement or otherwise, and (v) entering into any confidentiality, extension, settlement, cooperation, standstill or other similar agreement with the Company. The Parties retain full discretion with respect to voting of their respective Company Securities.

3.       Expenses. Each Party will bear its own expenses in connection with this agreement, except (i) that the Parties agree to share equally (and promptly reimburse the other Party for) all fees and expenses in respect of any mutually agreed advisors that are engaged by or on behalf of the Parties, and (ii) as otherwise mutually agreed in writing by the Parties.

4.       No Liability. Notwithstanding anything else contained in this agreement, neither Party nor any of its Covered Entities shall have liability of any kind whatsoever to the other Party or any of the other Party’s Covered Entities, including in connection with the execution of any trade in Company Securities, except in the case of a breach of this agreement, a violation of applicable law or regulations, fraud, willful misconduct or gross negligence by the first Party.

5.       Regulatory Reporting. Each Party shall be responsible for the accuracy and completeness of its own disclosure required to be made under applicable law or regulation with any regulatory authority or stock exchange, and shall not be responsible for the accuracy or completeness of the information concerning the other Party. The Parties shall use reasonable best efforts to promptly share information with each other regarding their trading in Company Securities in order to facilitate timely regulatory or public disclosures. The Parties shall use their reasonable best efforts to cooperate in connection with any other regulatory filing that may be required to be made in connection with the matters contemplated by this agreement.

6.       Termination. This agreement may be terminated at any time by either Party following written notice to the other Party. In the event of termination, the Parties shall cooperate to take such actions as may be necessary or required publicly to disclose such termination and/or the consequences thereof.

7.       Relationship of the Parties. Nothing in this agreement shall be construed as creating (including, without limitation, for U.S. income tax purposes) any agency relationship, nor shall either Party, except as expressly set forth in this agreement, (i) have the right, power or authority to create any obligation or duty, express or implied, on behalf of the other Party or (ii) have any fiduciary or other duties to the other Party.

8.       Notices. All notices permitted or required hereunder shall be in writing and delivered personally or sent by overnight express mail or courier or sent by electronic mail to the other Party at the address below (or at such other address as a Party shall designate in writing to the other Party in the manner specified herein) and shall be effective at the earlier of the date received or, if by electronic mail, upon confirmation of receipt.

If intended for Sachem Head:

Sachem Head Capital Management LP
250 West 55th St., Floor 34

New York, New York 10019
Attention: Michael D. Adamski
Email: Michael@sachemhead.com

If intended for Corvex:

Corvex Management LP

667 Madison Avenue

New York, NY 10065

Attention: Patrick J. Dooley

Email: pdooley@corvexcap.com

9.       Privilege; Joint Defense. Each Party understands and agrees that the Parties have a commonality of interest with respect to matters that are the subject of this agreement and it is the desire, intention and mutual understanding of the Parties that the sharing of materials or any communications between the Parties shall remain confidential and is not intended to, and shall not, waive or diminish in any way each Party’s protection under the attorney-client privilege, work product doctrine or other applicable privilege. All information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this agreement, and under the joint defense doctrine.

10.       Miscellaneous. This agreement (i) shall be governed by and construed in accordance with the laws of the State of New York, (ii) may not be assigned, amended, waived or modified except by a writing signed by each Party, (iii) may be executed in counterparts, each of which shall be deemed an original but both of which together shall constitute one and the same instrument, (iv) is solely for the benefit of the Parties hereto and no other person shall have any rights hereunder, and (v) constitutes the entire understanding between the Parties with respect to the subject matter hereof.

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IN WITNESS WHEREOF, the Parties have caused this agreement to be executed as of the Effective Date.

SACHEM HEAD CAPITAL MANAGEMENT LP

By: Uncas GP LLC, its General Partner

By:	/s/ Scott D. Ferguson
Name: Scott D. Ferguson
Title: Managing Member

CORVEX MANAGEMENT LP

By:	/s/ Keith A. Meister
Name: Keith A. Meister
Title: Managing Member

EXHIBIT C

Transactions in the Shares of the Issuer by the Reporting Persons effected in the past 60 days

The following tables set forth all transactions in the Shares effected in the past sixty days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share includes commissions.

Corvex Persons

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
3/3/2022	(910,252)	50.30
3/4/2022	(244,900)	49.47
3/7/2022	(2,300)	49.17

JS Capital Persons

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
3/3/2022	(7,340)	49.00